SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                                  BIGMAR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   089893-10-1
                                 (CUSIP Number)

                               Norman Alpert, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                          New York, New York 10020-1089
                                 (212) 768-6700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 15, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 089893-10-1                                               Page 2 of 13
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Banca del Gottardo
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC, OO
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER  7,201,667
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER  1,495,867(1)
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER  7,201,667
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER  1,495,867(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 8,697,534
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 48.2%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                                 BK(2)
------ -------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.


------------------

(1) Held for the benefit of third parties or in customer or fiduciary accounts over which the Bank has discretionary authority.
(2) The Reporting Person has received relief form the SEC to file as a "Qualified Institutional Investor."

Item 1. Security and Issuer.
------  -------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Shares"), of Bigmar, Inc., a Delaware corporation (the
"Issuer"). The address of the Issuer's principal executive offices is 9711 Sportsman Club Road, Johnstown, Ohio 43041.

Item 2. Identity and Background.
------  -----------------------

     This Statement on Schedule 13D is filed on behalf of Banca del Gottardo, a Swiss bank (the "Bank" or the "Reporting Person"). The address of the principal office of the Bank is Viale S. Franscini 8, CH-6901 Lugano, Switzerland. During the past five years the Reporting Person has not, and, to the knowledge of the Reporting Person, none of the executive officers or directors of the Reporting Person has been, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, business address, citizenship and present principal occupation or employment of each director and executive officer of the Reporting Person are set forth on Annex A hereto.

Item 3. Source and Amount of Funds or Other Consideration.
------  -------------------------------------------------

     The major acquisitions by the Reporting Person (either for its own account or for customer or fiduciary accounts) of beneficial ownership of the Issuer's securities (including certain still outstanding derivative securities) were as follows:

     a) During February 2001, the Reporting Person acquired (either for their own accounts or for customer or fiduciary accounts) from the Issuer beneficial ownership of 6,150 units, each consisting of one share of Series B Convertible

Preferred Stock (the "Series B Convertible Preferred Stock") and two warrants (the "Warrants"), for approximately $6,150,000. Each share of Series B Convertible Preferred Stock is currently convertible until December 31, 2005 into 666.6667 Shares at an adjusted conversion price of $1.50 per Share; any Series B Convertible Preferred Stock still outstanding on December 31, 2005 automatically converts into Shares at this conversion price (i.e., 666.6667-for-1). (Until December 31, 2002, each share of Series B Convertible Preferred Stock was convertible into 500 Shares at a conversion price of $2.00 per Share). The Warrants have an exercise price of $2.00 per Share and are exercisable until February 28, 2006. The Reporting Person currently beneficially owns (either for its own account or for customer or fiduciary accounts) 5,960 shares of Series B Convertible Preferred Stock and 1,167,000 Warrants.

     b) During November 2001, as subsequently adjusted in March 2002, pursuant to a Subscription Agreement with the Issuer, the Reporting Person acquired 2,238,000 Shares for $1,000,000.

     The Reporting Person used working capital to acquire the Shares acquired for its own account and the funds of customer or fiduciary accounts (over which the Reporting Person exercises investment discretion) to acquire for such accounts the Shares acquired by these managed accounts.

Item 4. Purpose of the Transaction.
------  --------------------------

     The Reporting Person acquired beneficial ownership of, and currently holds the Shares for, investment, either for its own account or for the managed customer or fiduciary investment accounts over which the Bank shares investment and voting power.

     The Bank, however, is also a lender to the Issuer. Pursuant to an October 1999 Note Purchase, Paying and Conversion Agency Agreement (the "Note Purchase Agreement") between the Bank and the Issuer, relating to the Issuer's 4% Convertible Notes due October 29, 2003 (the "4% Notes"), the Bank received the right to nominate two directors to the Issuer's Board of Directors as long as any of the Notes remain outstanding. The Bank did not attempt to exercise this right until November 2001, when in the context of the Issuer's deteriorating financial condition and a fight for control between two factions of the Issuer's Board of Directors, the Bank attempted to exercise this right, at a special meeting of the Board of Directors convened by one of the Board factions (the "Tramontana Faction") on November 16, 2001. On or about December 4, 2001, shortly after the competing factions had each commenced actions in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"), the Bank commenced an action in the Court, encaptioned Banca del Gottardo v. Cynthia R. May and Bigmar, Inc. (Civil Action 19294), seeking, among other things, (1) a declaration that the alleged removal of the directors of the Tramontana Faction (including the Bank's two designees) by the rival Board faction (the "May Faction") through stockholder written consents was invalid;
(2) a declaration that 2,000,000 shares allegedly purchased by the Bank are issued and outstanding and must be counted in any election of directors or requiring that such shares be issued to the Bank forthwith and any stockholder consents (by the May Faction) after November 19, 2001 be invalidated; and (3) an injunction against the May Faction from taking any actions which failed to recognize the directors elected at the November 16, 2001 special meeting of the Board of Directors convened by the Tramontana Faction (including the Bank's two designees). The Bank's action was consolidated in the Court with the control litigation between the two Board factions into a consolidated action encaptioned In Re Bigmar, Inc. Section 225 Litigation (Consolidated Civil Action No.

19289-NC). On April 5, 2002, the Court rendered its decision in a Memorandum Opinion (the "Memorandum Opinion") followed by an Order and Final Judgment dated April 15, 2002, among other things, invalidating the November 16, 2001 election of the Bank's two designees to the Issuer's Board of Directors. The Court also invalidated the stockholder actions purportedly taken by the May Faction, and determined that the de jure directors and officers of the Issuer were those persons in such offices on November 15, 2001, immediately prior to the hostile actions taken by each of the Board Factions. Subsequent to the Court's decision, the May Faction directors resigned. However, the remaining directors
(essentially the Tramontana Faction) did not elect any Bank designees to fill Board vacancies, but, instead, elected two independent directors. The Bank believes that it may be deemed to have attempted to influence control of the Issuer beginning on or about November 12, 2001, when the Bank's then Chief Financial Officer met with Mr. Tramontana (and with the managing partner of a venture capital firm) concerning the Issuer's deteriorating financial condition and discussed potential financing arrangements and the possibility of the Bank appointing two directors pursuant to its right under the Note Purchase
Agreement. On November 15, 2001, the Bank's then Chief Financial Officer notified Ms. May that the Bank intended to exercise its right to have two Board members, which the Tramontana Faction attempted to effectuate at the November 16, 2001 Board meeting. Although the Bank retains its right to designate two directors pursuant to the Note Purchase Agreement as long as the Notes (which are due October 29, 2003) remain outstanding, it does not have any designees on the Issuer's Board of Directors and does not currently intend to exercise its right to designate such designees.

     As a major creditor of the Issuer, in addition to having substantial shareholdings (see Item 5 below) in the Issuer for its own account and in managed customer or fiduciary accounts, the Bank continues to have an active interest that a solution be found for the Issuer's financial problems.

     In addition to CHF 1,500,000 (currently approximately $1,129,000) of the 4% Notes held by the Reporting Person (and an additional CHF 1,300,000 (currently approximately $978,000) of the 4% Notes over which its has or shares investment control), CHF 330,000 (currently approximately $248,000) of indebtedness to the Bank is outstanding under a secured credit facility from the Bank to one of the Issuer's Swiss operating subsidiaries, Bigmar Pharmaceutical S.A.

     The Reporting Person intends to closely monitor and evaluate developments at and prospects of the Issuer, and continue to evaluate its interest in, and intentions with respect to, the Shares and the Issuer. Although it does not currently have any specific plans therefor, the Reporting Person may at any time and from time to time (1) acquire (for its account or for customer or fiduciary accounts managed by it) additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (2) dispose (for its own account or for customer or fiduciary accounts managed by it) of Shares at prices deemed favorable in the open market, in privately negotiated transactions (which might or might not include substantially all of the Shares beneficially owned by the Reporting Person) or otherwise, (3) exercise its right to designate two directors (which right, however, would expire upon repayment of the 4% Notes on their October 29, 2003 maturity date), (4) attempt to cause a stockholders meeting to be held (an annual meeting of stockholders was last held on July 7, 2000), or (5) exercise any of the rights the Bank may then have under its note or credit agreements with the Issuer and one of its Swiss subsidiaries, including demanding payment when amounts thereunder are due, whether at stated maturity or upon acceleration after any default, and enforcing its rights if a default occurs. Senior executives of the Bank have discussed with senior executives of the Issuer possible plans and proposals regarding the Issuer's financial problems. Since the Reporting Person is a banker to, as well as creditor and large shareholder of, the Issuer, the Reporting Person currently anticipates that such contact with the Issuer regarding the Issuer's financial problems will continue.


Item 5. Interest in Securities of the Issuer.
------  ------------------------------------

     a) and b) The Bank for its own account beneficially owns 7,201,667 shares (approximately 39.9% of outstanding Shares), of which 4,628,667 are Shares issuable upon conversion of preferred stock, convertible notes or warrants, at conversion or exercise prices which are very substantially above the current market price of the Shares. The Bank would be deemed to have sole investment and voting power over these 7,201,667 Shares. In customer and fiduciary accounts managed by the Bank on a discretionary basis, the Bank may be deemed to beneficially own an additional 1,495,867 Shares (approximately 8.3% of outstanding Shares), of which 1,004,467 are Shares issuable upon conversion of preferred stock, convertible notes or warrants, at conversion or exercise prices which are very substantially above the current market price of the Shares. As a result of its discretionary authority over these client accounts, the Bank would be deemed to share investment and/or voting control over these Shares. Accordingly, the Bank's total beneficial ownership of Shares is 8,697,534 (approximately 48.2% of outstanding Shares), of which 5,631,134 are Shares issuable upon conversion of preferred stock, convertible notes or warrants, at conversion or exercise prices which are very substantially above the current market price of the Shares. The number of outstanding Shares is based on the last outstanding Shares number disclosed by the Issuer (10,168,973) in its Form 10-QSB for the Quarterly Period ended September 30, 2001, filed on November 15, 2001, to which has been added 2,238,000 Shares subsequently issued to the Bank (see Item 3) and 5,631,134 Shares issuable to the Bank (or customer or fiduciary accounts which it manages) upon conversion or exercise of derivative securities. The Issuer may have issued additional Shares to other persons subsequent to the above-mentioned 2001 Form 10-QSB. The outstanding Shares number also does not reflect very substantial numbers of Shares which the Reporting Person believes are issuable to other persons upon exercise of derivative securities held by them.

     In the past, portions of the Shares beneficially owned by the Bank were at times held by its wholly-owned subsidiary, Gotthardfin Ltd., incorporated as an international business company under the laws of the Bahamas.

     To the knowledge of the Reporting Person, no director or executive officer of the Reporting Person beneficially owns any Shares.

     c) Neither the Reporting Person nor, to its knowledge, any of its directors or executive officers, has engaged in any transactions in the Shares during the past sixty days.

     d) Under customer and fiduciary accounts managed on a discretionary basis by the Bank, various persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. No such interest relates to more than 5% of the Shares.

     e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationahips with Respect to ------ Securities of the Issuer.
        ------------------------------------------------------------------------

     Reference is made to Item 3 for a brief description of the Series B Convertible Preferred Stock and the Warrants. Copies of these items and of the Note Purchase Agreement are attached hereto as Exhibits and are incorporated herein by reference.

     Except as described above (including, without limitation, the indebtedness of the Issuer and its subsidiaries to the Bank described in Item 4) and in accordance with the Bank's standard forms of agreement with clients for discretionary accounts, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies).

Item 7. Materials to be Filed as Exhibits.
------  ---------------------------------

        99.1 Note Purchase, Paying and Conversion Agency Agreement, dated October 26, 1999, between the Issuer and the Bank

        99.2 Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock

        99.3 Warrant, dated February 27, 2001

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2003

                                        BANCA DEL GOTTARDO


                                        By: /s/ Luca Soncini
                                            -----------------------------------
                                            Name: Luca Soncini
                                            Title:Member of the Executive Board


                                        By: /s/ Tiziano Pellandini
                                            -----------------------------------
                                            Name: Tiziano Pellandini
                                            Title: General Manager

                                                                         Annex A

                           BANCA DEL GOTTARDO - LUGANO
                               BOARD OF DIRECTORS
---------------------------------------------------------------------------------------------------------------------------
Name                     Business address                                       Citizenship     Principal business
---------------------------------------------------------------------------------------------------------------------------
Claudio Generali         Viale S. Franscini 8, 6901 Lugano (Switzerland)        Swiss           Chairman of the Board of
                                                                                                Directors

Renzo Respini            Via Ferrucci Pelli 7, 6901 Lugano (Switzerland)        Swiss           lawyer

Henry Peter              Via Somaini 10, 6900 Lugano (Switzerland)              Swiss           lawyer

Ulrich Grete             Seefeldstr. 299, 8008 Zurich (Switzerland)             Swiss           Independent director of
                                                                                                companies

Peter Derendinger        Bahnhofstrasse 27, 6430 Schwyz (Switzerland)           Swiss           Lawyer

Henry Pfister            General Guisan-Quai 40, 8002 Zurich (Switzerland)      Swiss           Executive Director of
                                                                                                quoted Company
---------------------------------------------------------------------------------------------------------------------------

                           BANCA DEL GOTTARDO - LUGANO
                                 EXECUTIVE BOARD
--------------------------------------------------------------------------------------------------------------------------
Name                     Business address                                       Citizenship     Principal business
--------------------------------------------------------------------------------------------------------------------------
Marco Netzer             Viale S. Franscini 8, 6901 Lugano (Switzerland)        Swiss           Chief Executive Officer

Nicola Mordasini         Viale S. Franscini 8, 6901 Lugano (Switzerland)        Swiss           Head of Client Services
                                                                                                Division

Luca Soncini             Viale S. Franscini 8, 6901 Lugano (Switzerland)        Swiss           Head of Group Corporate
                                                                                                Center Division

Antonio Sergi            Viale S. Franscini 8, 6901 Lugano (Switzerland)        Swiss/Italian   Head of Investment
                                                                                                Services Division

Thomas Muller            Viale S. Franscini 8, 6901 Lugano (Switzerland)        Swiss           Head of Financial & Risk
                                                                                                Management Division

Walter Etter             Viale S. Franscini 8, 6901 Lugano (Switzerland)        Swiss           Head of IT and Operations
                                                                                                Division
--------------------------------------------------------------------------------------------------------------------------

                                  Exhibit Index

     99.1 Note Purchase, Paying and Conversion Agency Agreement, dated October 26, 1999, between the Issuer and the Bank

     99.2 Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer

     99.3 Warrant, dated February 27, 2001.